FINANCIAL STATEMENT

Woodmen Financial Services, Inc.
Year Ended December 31, 2025
With Report of Independent Registered Public Accounting Firm

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING **01/01/25** AND ENDING **12/31/25**

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: **Woodmen Financial Services, Inc**

TYPE OF REGISTRANT (check all applicable boxes):
- ☒ Broker-dealer
- ☐ Security-based swap dealer
- ☐ Major security-based swap participant
- ☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

1700 Farnam St

(No. and Street)

Omaha	**NE**	**68102**
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Lindsey Eblen	**402-661-8363**	**leblen@woodmenlife.org**
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Deloitte & Touche LLP

(Name – if individual, state last, first, and middle name)

30 Rockefeller Plaza	**New York**	**NY**	**10112**
(Address)	(City)	(State)	(Zip Code)

10/20/2003	**34**
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Tim Buderus _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Woodmen Financial Services, Inc _____, as of 12/31 _____, 2 025 , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: _Tim Bug_

Title: President

This filing** contains (check all applicable boxes):

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

Woodmen Financial Services, Inc.

Financial Statements

Year Ended December 31, 2025

Contents

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
Woodmen Financial Services, Inc.

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Woodmen Financial Services, Inc. (the "Company") as of December 31, 2025, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit of the financial statement provides a reasonable basis for our opinion.

Deloitte & Touche LLP

March 16, 2026

Omaha, Nebraska

We have served as the Company's auditor since 2024.

Woodmen Financial Services, Inc.

Statement of Financial Condition

	2025
Assets	
Cash and cash equivalents	$ 1,025,801
Receivables from brokers, dealers, and others	668,585
Prepaid expenses and other assets	65,362
Other receivables	3,010
Total assets	$ 1,762,758
Liabilities and stockholder's equity	
Liabilities:	
Commissions payable	$ 471,683
Accounts payable and accrued expenses	549,538
Due to parent	21,784
Total liabilities	1,043,005
Stockholder's equity:	
Common stock, $1 stated value:	
Authorized shares – 50,000	
Issued and outstanding shares – 50,000	50,000
Additional paid-in capital	16,898,875
Accumulated deficit	(16,229,122)
Total stockholder's equity	719,753
Total liabilities and stockholder's equity	$ 1,762,758

See accompanying notes.

Woodmen Financial Services, Inc.

Notes to Financial Statements

December 31, 2025

1. Summary of Significant Accounting Policies

Organization and Basis of Presentation

Woodmen Financial Services, Inc. (the Company) was incorporated on July 9, 2001, and is a wholly owned subsidiary of WFS Holdings, Inc., a wholly owned subsidiary of Woodmen of the World Life Insurance Society (WoodmenLife). The Company began operating as a broker-dealer on July 1, 2002. The Company is registered with the Financial Industry Regulatory Authority (FINRA). The Company is an introducing broker-dealer, which conducts business on a subscription way basis. The Company has a capitalization agreement with WFS Holdings, Inc, which has a capitalization agreement with its parent company, WoodmenLife. There is no on-going concern with the distribution patterns.

Recent Accounting Pronouncements Adopted

In December 2023, the FASB issued ASU No. 2023-09, *Income Taxes (Topic 740), Improvements to Income Tax Disclosures*, which requires more detailed, standardized and disaggregated disclosures related to the rate reconciliation and income taxes paid. The Company adopted this guidance for the year ended December 31, 2025.

Reportable Segments

The Company is engaged in a single line of business as an introducing broker-dealer. It has identified its President as the chief operating decision maker (CODM), who uses net income to evaluate the results of the business, predominantly in the forecasting process, to manage the Company. Additionally, the CODM uses excess net capital, which is not a measure of profit or loss, to make operational decisions, while maintaining capital adequacy.

The Company's operations constitute a single operating segment and therefore, a single reportable segment, which is represented in the Financial Statements presented.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles (U.S. GAAP) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements during the reporting period. It is possible that actual experience could differ from the estimates and assumptions utilized.

Cash and Cash Equivalents

Cash and cash equivalents include interest-bearing commercial checking and a money market fund.

Fair Value

Fair value is based on an exit price, which is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. U.S. GAAP establishes a hierarchal disclosure framework for fair value that ranks the level of market price observability used in measuring financial instruments at fair value into three levels.

- Level 1 – Fair values are based on unadjusted quoted prices in active markets for identical assets or liabilities.
- Level 2 – Fair values are based on inputs, other than quoted prices from active markets, that are observable for the asset or liability, either directly or indirectly.
- Level 3 – Fair values are based on significant unobservable inputs for the asset or liability.

All investments included in the Statement of Financial Condition at December 31, 2025 are in money market funds that are carried at cost, which approximates fair value. These investments are based upon daily quoted prices, and therefore are considered Level 1. There were no transfers into or out of Level 3 during 2025.

Deferred Income Taxes

Deferred income tax assets or liabilities are computed based on the difference between the financial statement and income tax bases of assets and liabilities using the enacted marginal tax rate. Deferred income tax expenses or credits are based on the changes in the asset or liability from period to period.

The Company evaluates the deferred tax asset for recoverability and establishes a valuation allowance when it is determined that it is more likely than not that some portion or all of the deferred tax assets will not be realized.

Going Concern

The accompanying financial statements are prepared in accordance with U.S. GAAP applicable to a going concern, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business.

The Company has incurred recurring losses from operations and has relied upon capital contributions from WoodmenLife (through WFS Holdings, Inc) to fund operating activities and maintain compliance with regulatory requirements. The Company does not have sufficient cash on hand to fund operations or maintain regulatory requirements for one year following the date the financial statements are issued. The Company's ability to continue as a going concern is dependent upon the continued financial support from WoodmenLife. As of the date the financial statements are issued. WoodmenLife has committed that they will provide funding to enable the Company to meet its obligations as they come due to continue as a going concern for at least one year following the date the financial statements are issued.

Subsequent Events

The Company's management has evaluated the financial statement for subsequent events though March 16, 2026, the date the financials were issued.

2. Income Taxes

The Company is included in the consolidated income tax return of WFS Holdings, Inc. Consolidated income tax expense is allocated based on each company's separate taxable income.

The Company has accumulated net operating losses of $11,369,000, of which $9,204,500 can be carried forward to offset future taxable income but expire between tax year 2026 and 2037 and $2,164,500 of accumulated net operating losses that do not expire. The net operating losses result in a net deferred asset of $2,388,000 at December 31, 2025. This represents the only significant temporary difference between the carrying amounts of assets and liabilities for financial reporting purposes and amounts used for income tax purposes. Due to the uncertainty regarding whether the Company will generate sufficient future taxable income to realize the operating loss carryforwards, management has established a valuation allowance for the full amount of the deferred tax asset and therefore no net deferred asset is reported on the Statement of Financial Condition.

There was a net decrease of $223,000 in the valuation allowance for the year ended December 31, 2025. The current effective federal tax rate is zero, which differs from the federal rate of 21%, due to the expected future tax benefit of the current and prior year losses.

Woodmen Financial Services, Inc.

Notes to Financial Statements (continued)

Income Taxes (continued)

The Company files a U.S. Federal income tax return and state income tax returns where required. The 2022 through 2025 U.S. Federal tax years are subject to income tax examinations by tax authorities. The Company does not have any uncertain tax positions for the year ended December 31, 2025.

3. Net Capital

The Company is subject to the Securities and Exchange Commission (the SEC) Uniform Net Capital Rule (Rule 15c3-1 under the Securities Exchange Act of 1934), which requires the maintenance of minimum net capital, as defined.

Advances to affiliates, dividend payments, and other equity withdrawals are subject to certain notification and other provisions of the SEC Uniform Net Capital Rule or other regulatory bodies.

At December 31, 2025, the Company had net capital of $601,368 which was $531,834 in excess of the required net capital of $69,534. At December 31, 2025, the Company's ratio of aggregate indebtedness to net capital was 1.73 to 1. Various other regulatory agencies may impose additional capital requirements.

4. Related-Party Transactions

As of December 31, 2025, commission payable includes amounts due to WoodmenLife of $142,166 and receivables from brokers, dealers, and others includes amounts due from WoodmenLife of $156,866.

A portion of the Company's liabilities is due to WoodmenLife in accordance with a professional services agreement in effect. The amount due at December 31, 2025 was $21,784.